Exhibit 99.60

Ordinary Participation Certificates

in the form of American Depositary Shares

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

UNDERWRITING AGREEMENT

December 8, 2020

December 8, 2020

Morgan Stanley & Co. LLC

Evercore Group L.L.C.

Santander Investment Securities Inc.

Citigroup Global Markets Inc.

As Representatives of the several International Underwriters listed in Schedule I hereto

Morgan Stanley & Co. LLC

1585 Broadway
New York, New York 10036

Evercore Group L.L.C.

55 East 52nd Street
New York, New York 10055

Santander Investment Securities Inc.

45 East 53rd Street
New York, New York 10022

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (“Mexico”), proposes to sell to the International Underwriters named in Schedule I hereto (the “International Underwriters”), for whom you (the “Representatives”) are acting as representatives, an aggregate of 134,000,000 Certificados de Participación Ordinarios (“Ordinary Participation Certificates”, or “CPOs”), that have as underlying securities 134,000,000 Series A shares of the Company’s common stock, with no par value (the “Common Stock”), in the form of American Depositary Shares (the “ADSs” and, together with the Common Stock and the CPOs, the “Securities”). Such CPOs, in the form of ADSs, are hereinafter referred to as the “Firm Securities” in an offering outside of Mexico. References to ADSs herein shall be deemed to include the corresponding CPOs and Common Stock underlying such ADSs.

The Company also proposes to sell to the International Underwriters not more than an additional 20,100,000 CPOs, in the form of ADSs (the “Additional Securities”) in the amounts set forth in the second column of Schedule I hereto, if and to the extent that you, as the Representatives, shall have determined to exercise, on behalf of the International Underwriters, the right to purchase such Additional Securities granted to the International Underwriters in Section 2 hereof.

The Firm Securities and the Additional Securities are herein collectively referred to as the “Offered Securities”.

The ADSs will be issued pursuant to a Deposit Agreement, dated as of September 17, 2013 (the “Deposit Agreement”), among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and the holders and beneficial holders from time to time of the ADSs. Each ADS will represent ten CPOs.

The CPOs have been issued and will be released by Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, Direccion Fiduciaria (“Nafin”), as trustee (the “CPO Trustee”) under a Trust Agreement, dated as of September 11, 2013 (the “CPO Trust Agreement”), entered into between the Company and the CPO Trustee, pursuant to a deed (acta de emisión) dated as of September 11, 2013 (the “CPO Deed”), granted by Nafin, as trustee, and acknowledged by Banco Invex, S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as common representative of the holders of CPOs (the “Common Representative”), and the Mexican National Banking and Securities Commission (the “Comisión Nacional Bancaria y de Valores” or the “CNBV”). Each CPO will represent a financial interest in one share of Common Stock. Whenever computations are contemplated herein that involve the numbers of ADSs, CPOs or shares of Common Stock, they shall be made on a consistent basis, by first converting the number of ADSs into the CPOs underlying such ADSs and then converting such CPOs into the shares of Common Stock underlying such CPOs.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a preliminary prospectus, relating to the CPOs offered in the form of ADSs and a registration statement relating to the American Depositary Shares corresponding to the CPOs. The registration statement relating to the CPOs offered in the form of ADSs as amended at the time it becomes effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”; the prospectus in the form first used to confirm sales of the ADSs (or in the form first made available to the International Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus”. The registration statement relating to the ADSs, as amended at the time it becomes effective, is hereinafter referred to as the “ADS Registration Statement.” If the Company has filed abbreviated registration statements to register additional CPOs and additional ADSs pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statements”), then any reference herein to the term “Registration Statement” and the “ADS Registration Statement” shall be deemed to include the corresponding Rule 462 Registration Statement.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “preliminary prospectus” shall mean each prospectus used prior to the effectiveness of the Registration Statement, and each prospectus that omitted information pursuant to Rule 430A under the Securities Act that was used after such effectiveness and prior to the execution and delivery of this Agreement, “Time of Sale Prospectus” means the preliminary prospectus contained in the Registration Statement at the time of its effectiveness together with the free writing prospectuses, if any, each identified in Schedule II hereto and the information orally conveyed to investors, which information is identified in Schedule II hereto. The term “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein. “Time of Sale” means 9:00 a.m. New York City time, on December 9, 2020.

1.                  Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the International Underwriters, as of the date hereof, the Time of Sale and the Closing Date (as defined in Section 4), that:

(a)               The Registration Statement and the ADS Registration Statement have each become effective; no stop orders suspending the effectiveness of the Registration Statement or the ADS Registration Statement are in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the best knowledge of the Company, threatened by the Commission.

(b)               (i) Each of the Registration Statement and the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, the ADS Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Time of Sale Prospectus does not, and at the Time of Sale and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus does not contain and, as amended or supplemented, if applicable, will not, as of the Closing Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the ADS Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any International Underwriter furnished to the Company in writing by such International Underwriter through you expressly for use therein.

(c)               The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d)               The Company has been duly incorporated, is validly existing as a sociedad anónima búrsatil de capital variable under the laws of Mexico, has the corporate power and authority to own or lease its property and to conduct its business as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus and, to the extent applicable, is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the properties, financial condition, results of operations or prospects of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(e)               Each subsidiary of the Company has been duly incorporated, is validly existing as a corporation and, if applicable, in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own or lease its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and, except as described in the Time of Sale Prospectus, are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims.

(f)                Each of this Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company.

(g)               The authorized capital stock of the Company and the terms of the CPOs and ADSs conform as to legal matters in all material respects to the description thereof contained in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus.

(h)               The shares of Common Stock (including shares of Common Stock underlying CPOs) have been duly authorized and are validly issued, and are fully paid and non-assessable, other than the shares of Common Stock underlying CPOs to be offered for subscription and payment by the Company, which will be fully paid and non-assessable when issued and delivered in accordance with the terms of this Agreement and paid for by the International Underwriters; and, except as disclosed in the Time of Sale Prospectus and the Prospectus, the Common Stock (and the shares of Common Stock underlying the CPOs) are not subject to any preemptive or similar rights, that have not been duly waived.

(i)                 Upon the due issuance by the Depositary of ADSs against the deposit of the CPOs in accordance with the provisions of the Deposit Agreement, such ADSs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADSs are registered will be entitled to the rights of registered holders of ADSs specified therein and in the Deposit Agreement.

(j)                 The CPO Trust Agreement has been duly authorized and executed, and constitutes the legal, valid and binding obligations of the Company, enforceable against the Company pursuant to its terms, subject to bankruptcy, insolvency, concurso mercantil and similar laws affecting rights of creditors generally. The CPO Deed and the amendment to the CPO Deed dated December 7, 2020 (the “CPO Deed Amendment”) have been granted by Nafin, and acknowledged by the Common Representative and the CNBV. The CPO Deed has been registered with the Public Registry of Commerce of Mexico City (the “Public Registry”). Under the CPO Deed and the CPO Deed Amendment, sufficient CPOs may be released by Nafin to evidence the Offered Securities. The CPOs will be deposited and held in the book-entry system of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), and the persons that directly or indirectly hold the CPOs, will be entitled to the rights specified in the CPO Trust Agreement and the CPO Deed and the CPO Deed Amendment; and the CPO Trust Agreement and the CPO Deed (including the CPO Deed Amendment) conform in all material respects to the descriptions thereof contained in each of the Time of Sale Prospectus and the Prospectus. The Company has obtained the approval of the Ministry of Economy (Secretaria de Economía) for the CPOs to constitute a “neutral investment” (inversión neutral) for purposes of the Mexican foreign investment laws, and such approval is in full force and effect.

(k)               The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, the Deposit Agreement and the CPO Trust Agreement will not contravene any provision of (i) applicable law (ii) the by-laws (estatutos sociales) of the Company (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except in each case described in clauses (i), (iii) and (iv) above for such contraventions as would not, individually or in the aggregate, result in a Material Adverse Effect or affect the power or ability of the Company to perform its obligations under this Agreement or the Deposit Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus. No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, the Deposit Agreement and the CPO Trust Agreement, except (i) registration of the ADSs under the Securities Act, such as have been obtained and made or will have been obtained and made on or prior to the Closing Date, (ii) the registration of the Common Stock with the Mexican National Securities Registry maintained by the CNBV, which has been obtained, (iii) the updating (actualización) of the registration of the Series A shares of the Company’s common stock in the Mexican National Securities Registry maintained by the CNBV, which has been obtained, (iv) the listing for trading of the Common Stock with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), which has been obtained, (v) approval of the issuance of the CPOs by the Ministry of the Economy, which has been obtained, (vi) the execution of the CPO Deed Amendment before the CNBV and the approval thereof by the CNBV, (vii) approval of listing on the New York Stock Exchange, which is subject only to official notice of issuance, (viii) such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the ADSs and (ix) the absence of which would not have a Material Adverse Effect or have a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement or the Deposit Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus.

(l)                 On or prior to the Closing Date, the Company will have validly transferred to the CPO Trustee the Common Stock underlying the CPOs, and upon such transfer to the CPO Trustee all right, title and interest in such Common Stock, subject to the terms of the CPO Trust Agreement and CPO Deed (as amended by the CPO Deed Amendment), will have been transferred to the CPO Trustee, free and clear of all liens, encumbrances, equities or claims; upon the deposit of the CPOs underlying the ADSs with the Depositary pursuant to the Deposit Agreement against issuance of such ADSs, all right, title and interest in such CPOs, subject to the Deposit Agreement, will be transferred to the Depositary or its nominee, as the case may be, free and clear of all liens, encumbrances, equities or claims; and upon the sale and delivery of the ADSs to the International Underwriters, and payment therefor pursuant to this Agreement, good and valid title to such ADSs, free and clear of all liens, encumbrances, equities or claims, will be transferred to the International Underwriters.

(m)             There has not occurred any Material Adverse Effect on the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(n)               There are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus and proceedings that would not, singly or in the aggregate, have a Material Adverse Effect, or on the power or ability of the Company to perform its obligations under this Agreement, the Deposit Agreement and the CPO Trust Agreement or to consummate the transactions contemplated by each of the Registration Statement, the Time of Sale Prospectus and the Prospectus or (ii) that are required to be described in the Registration Statement, the Time of Sale Prospectus or the Prospectus and are not so described; and there are no statutes, regulations, contracts, concessions or other documents that are required to be described in the Registration Statement, the Time of Sale Prospectus or the Prospectus or to be filed as exhibits to the Registration Statement that are not described in all material respects or filed as required.

(o)               Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(p)               The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(q)               The Company and each of its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, atmosphere emissions and external noise generation (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect.

(r)                There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.

(s)                Except as described in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the ADSs registered pursuant to the Registration Statement.

(t)                 None of the Company, any of its subsidiaries or affiliates, or any director, officer, or employee, or, to the Company’s knowledge, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; and the Company and each of its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(u)               The operations of the Company and each of its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and each of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(v)               (i) None of the Company, any of its subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), or

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii) The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) For the past five years, the Company and each of its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(w)             Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively.

(x)               The Company and each of its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except (i) such as are described in the Time of Sale Prospectus, (ii) as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, or (iii) as would not, individually or in the aggregate, have a Material Adverse Effect. Any real property, buildings, aircraft and aircraft engines held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, subject to the effects of bankruptcy, reorganization, concurso mercantil, insolvency, fraudulent conveyance, moratorium or other laws affecting creditors’ rights generally from time to time in effect and general principles of equity (whether considered in a proceeding in equity or at law), with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except (i) as described in the Time of Sale Prospectus or (ii) as would not have a Material Adverse Effect.

(y)               The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except where the failure to so own or possess or have the right to use would not have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(z)               The Company and each of its subsidiaries have taken all technical and organizational measures necessary to protect the information technology systems and Data used in connection with the operation of the Company’s and its subsidiaries’ businesses. Without limiting the foregoing, the Company and its subsidiaries have used reasonable efforts to establish and maintain, and have established, maintained, implemented and complied with, reasonable information technology, information security, cyber security and data protection controls, policies and procedures, including oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans that are designed to protect against and prevent breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or other compromise or misuse of or relating to any information technology system or Data used in connection with the operation of the Company’s and its subsidiaries’ businesses (“Breach”). There has been no such Breach, and the Company and its subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in, any such Breach.

(aa)            No labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Time of Sale Prospectus, or, to the knowledge of the Company, is imminent, except, in each case, as would not have a Material Adverse Effect; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would, singly or in the aggregate, have a Material Adverse Effect.

(bb)           The Company and each of its subsidiaries, and their respective properties, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, singly or in the aggregate, have a Material Adverse Effect, except as described in the Time of Sale Prospectus.

(cc)            The Company and each its subsidiaries possess all concessions, certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations and permits, individually and in the aggregate, would not have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such concession, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as described in the Time of Sale Prospectus.

(dd)           The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement is accurate. Except as described in the Time of Sale Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ee)            The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(ff)              Except as described in the Time of Sale Prospectus, the Company has not sold, issued or distributed any shares of capital stock during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(gg)           Neither the Company nor any of its subsidiaries is (i) in violation of its by-laws (estatutos sociales) in effect, (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any obligation, term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease agreement, concession or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) in violation of any law or statute or any judgment, order, rule or regulation applicable to the Company of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its properties, as applicable, other than, in the cases of clauses (ii) and (iii), such violations and defaults that would not, singly or in the aggregate, have a Material Adverse Effect.

(hh)           The financial statements of the Company and its consolidated subsidiaries, and the related schedules and notes thereto, included in the Registration Statement, the Time of Sale Prospectus and the Prospectus were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), consistently applied and present fairly in all material respects the financial position of the Company and its subsidiaries, on a consolidated basis, at the relevant dates and the results of operations and changes in financial position of each of the Company and its subsidiaries, on a consolidated basis, for the periods in respect of which they have been prepared. The selected financial information and the summary financial information included in the Registration Statement, the Time of Sale Prospectus and the Prospectus have been derived from the financial statements and accounting records of the Company and present fairly in all material respects the information shown therein.

(ii)              Mancera, S.C. a member practice of Ernst & Young Global, who has audited the financial statements included in the Registration Statement and who will deliver the letters referred to in Section 5, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

(jj)              The Company and each of its subsidiaries have filed all applicable federal, state and local income, franchise or similar tax, excise, withholding, documentary or stamp tax (each a “Tax” and collectively “Taxes”) returns as well as Tax returns required by any other jurisdictions required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a Material Adverse Effect) and have paid all Taxes required to be paid (except for cases in which the failure to file or pay would not have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and no Tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any Tax deficiency which could be determined adversely to the Company or its subsidiaries and which could have) a Material Adverse Effect.

(kk)           No stamp, issue, registration, documentary, capital gains, income, withholding or other taxes or duties, including interest and penalties, are payable in Mexico or in the United States or any political subdivision or taxing authority thereof on or in connection with (i) the execution and delivery of this Agreement and the Deposit Agreement; (ii) the issuance of the Common Stock by the Company; (iii) the release of the CPOs and the ADSs, in respect of the underlying Common Stock, under the CPO Deed (and the CPO Deed Amendment) and the Deposit Agreement, respectively, or the sale of the ADSs to the International Underwriters in the manner contemplated herein; or (iv) the resale and delivery of the ADSs by the International Underwriters in the manner contemplated in the Time of Sale Prospectus, provided, in each case, the International Underwriters are not deemed to have a permanent establishment in Mexico for tax purposes, are not residents of Mexico for tax purposes or are not otherwise subject to taxation on a net income basis in Mexico.

(ll)              To ensure the legality, validity, enforceability or admissibility into evidence in a legal proceeding in Mexico of this Agreement and the Deposit Agreement in Mexico, it is not necessary that this Agreement and the Deposit Agreement be filed or recorded with any court or other authority in Mexico or that any registration tax, stamp duty or similar tax be paid in Mexico on or in respect of any of this Agreement and the Deposit Agreement other than court costs, including (without limitation) filing fees and deposits to guarantee judgment required by a Mexican court of law, and except that in the event that any legal proceedings are brought to the courts of Mexico, a Spanish translation of this Agreement and the Deposit Agreement, as applicable, and any other documents required in such proceedings that are not in the Spanish language, prepared by a court-approved translator, would have to be approved by the Mexican court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents.

(mm)      Except for the appointment of the International Underwriters, who may engage in stabilization activities and as to whose actions the Company makes no representation, neither the Company nor any of its subsidiaries has taken, or will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

(nn)           Except as otherwise disclosed in the Time of Sale Prospectus and the Prospectus, no material indebtedness (actual or contingent) and no material contract or material arrangement is outstanding between the Company or any of its subsidiaries on the one hand and any director or executive officer, including his/her spouse, infant children and any company or undertaking in which he/she holds a controlling interest, of the Company or any such subsidiary on the other hand. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, stockholders or other Affiliates of the Company or any of its subsidiaries, on the other, that is required by the Securities Act to be described in the Registration Statement, Time of Sale Prospectus and the Prospectus.

(oo)           The Company has the power to submit, and pursuant to Section 12 of this Agreement and Section 7.06 of the Deposit Agreement, has legally, validly, effectively and irrevocably, submitted, to the jurisdiction of any federal or state court in the State of New York, County of New York, and has the power to designate, appoint and empower, and pursuant to Section 12 of this Agreement and Section 7.06 of the Deposit Agreement and to appointment and acceptance letters and to a notarized irrevocable power-of-attorney granted under Mexican law, has legally and validly designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement or the Deposit Agreement in any federal or state court in the State of New York.

(pp)           No exchange control authorization or any other authorization, approval, consent or license of any governmental authority or agency in Mexico is required for the payment of any principal, dividends or other distributions by the Company of any amounts in United States dollars and except as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, all such payments made to holders of Securities who are non-residents of Mexico and who do not hold the Securities through a permanent establishment in Mexico for tax purposes, will not be subject to income, withholding or other similar taxes under laws and regulations of Mexico and will otherwise be free and clear of any other tax, duty, withholding or deduction in Mexico.

(qq)           Except as described in the Time of Sale Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, nor due to any judgment, order or decree of any government authority, agency or court having jurisdiction over such subsidiary, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company in accordance with the terms of any such loan or advance, or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(rr)              Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market related data included in the Time of Sale Prospectus and the Prospectus is not based on or derived from sources that are reliable in all material respects.

(ss)             No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) contained in the Registration Statement, the Prospectus or the Time of Sale Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed in other than good faith.

(tt)              The Company has no reason to believe that the indemnification and contribution provisions set forth in Section 9 contravene Mexican law or public policy.

(uu)           The Company, its subsidiaries and their obligations under this Agreement or the Deposit Agreement are subject to civil and commercial law and to suit, and neither the Company nor any of its subsidiaries nor any of their respective properties or assets has any right of immunity, on any grounds, from any action, suit or proceeding, from the giving of any relief in any action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Mexican or U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter arising out of or relating to this Agreement or the Deposit Agreement.

(vv)           Neither the Company nor any of its subsidiaries was a “passive foreign investment company” (a “PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code, as amended, and the Treasury Regulations promulgated thereunder for the taxable year ended December 31, 2019, and neither the Company nor any of its subsidiaries expects to become a PFIC in the taxable year ending December 31, 2020.

(ww)       The Company is not a “foreign personal holding company” within the meaning of the United States Internal Revenue Code of 1986, as amended.

(xx)           The Deposit Agreement has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company, except as may be limited by bankruptcy, insolvency, reorganization, concurso mercantil, moratorium or similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(yy)           The ADSs, when issued by the Depositary against the deposit of the CPOs in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized and validly issued and the persons in whose names such ADSs are registered will be entitled to the rights of registered holders of ADSs specified therein and in the Deposit Agreement.

(zz)            The Deposit Agreement, the ADSs, the CPOs and the Common Stock conform in all material respects as to legal matters to the description thereof contained in the Prospectus.

(aaa)        The ADSs, when issued, will be freely transferable to or for the account of the several International Underwriters and (to the extent described in the Time of Sale Prospectus) the initial purchasers thereof; and except as described in the Time of Sale Prospectus, there are no restrictions on subsequent transfers of the ADSs under the laws of Mexico or the United States.

(bbb)       The CPO Trust is not, and after giving effect to the offering and sale of the CPOs, as described in the Time of Sale Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

2.                  Agreements to Sell and Purchase. The Company hereby agrees to sell to the International Underwriters, and each International Underwriter, upon the basis of the representations and warranties herein contained, but subject to the terms and conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at US$10.794375 per ADS (the “Purchase Price”) the number of Firm Securities (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the number of Firm Securities to be sold by the Company as the number of Firm Securities set forth in Schedule I hereto opposite the name of such International Underwriter bears to the total number of Firm Securities. All of the Firm Securities to be purchased by the International Underwriters will be delivered in the form of ADSs. On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the International Underwriters the Additional Securities, and the International Underwriters shall have the right to purchase, severally and not jointly, up to 20,100,000 Additional Securities at the Purchase Price, provided, however, that the amount paid by the International Underwriters for any Additional Securities shall be reduced by an amount per ADS equal to any dividends declared by the Company and payable on the Firm Securities but not payable on such Additional Securities. You may exercise this right on behalf of the International Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Securities to be purchased by the International Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the closing date for the Firm Securities nor later than ten business days after the date of such notice. Additional Securities may be purchased as provided in Section 4 hereof solely for the purpose of covering sales of ADSs in excess of the number of the Firm Securities. On each day, if any, that Additional Securities are to be purchased (an “Option Closing Date”), each International Underwriter agrees, severally and not jointly, to purchase the number of Additional Securities (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Securities to be purchased on such Option Closing Date as the number of Firm Securities set forth in Schedule I hereto opposite the name of such International Underwriter bears to the total number of Firm Securities. All of the Additional Securities that the International Underwriters may elect to purchase will be delivered in the form of ADSs.

3.             Terms of Public Offering. The Company is advised by you that the International Underwriters propose to make a public offering of their respective portions of the ADSs as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the ADSs are to be offered to the public initially at US$11.25 per ADS (the “Public Offering Price”) and to certain dealers selected by you at a price that represents a concession not in excess of US$0.273375 per ADS under the Public Offering Price.

4.             Payment and Delivery. Payment for the Firm Securities to be sold by the Company shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Securities for the respective accounts of the International Underwriters at 10:00 a.m., New York City time, on December 11, 2020 or at such other time on the same or such other date, not later than December 16, 2020 as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Securities for the respective accounts of the International Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than three business days after the exercise of such option, as shall be designated in writing by you.

The ADSs representing the Firm Securities and Additional Securities shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The ADSs representing the Firm Securities and Additional Securities shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the International Underwriters, with any transfer taxes payable in connection with the transfer of the CPOs in the form of ADSs to the International Underwriters duly paid, against payment of the Purchase Price therefor (as specified in Section 7(ii) of this Agreement).

5.             Conditions to the International Underwriters’ Obligations. The obligations of the Company to sell the CPOs in the form of ADSs to the International Underwriters and the several obligations of the International Underwriters to purchase and pay for the CPOs in the form of ADSs on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 4:00 p.m. (New York City time) on the date hereof.

The several obligations of the International Underwriters are subject to the following further conditions:

(a)           Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)         no order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission.

(ii)        there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined under Section 3(a)(62) of the Exchange Act; and

(iii)       there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the ADSs on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)           The International Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Sections 5(a)(i) and 5(a)(ii) above and to the effect that (i) the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date (ii) the Company has complied in all material respects with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date and (iii) each of the Registration Statement and the ADS Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the ADS Registration Statement or the Registration Statement or any notice objecting to their use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened.

(c)           The International Underwriters shall have received on the Closing Date an opinion of Jaime Pous, Chief Legal Officer and Corporate Affairs Senior Vice President for the Company, dated the Closing Date in form and substance satisfactory to counsel for the International Underwriters. Such opinion shall be rendered to the International Underwriters at the request of the Company and shall so state therein.

(d)           The International Underwriters shall have received on the Closing Date an opinion, including a customary negative assurance letter, of Shearman & Sterling LLP, outside U.S. counsel for the Company, dated the Closing Date in form and substance satisfactory to counsel for the International Underwriters. Such opinion shall be rendered to the International Underwriters at the request of the Company and shall so state therein.

(e)           The International Underwriters shall have received on the Closing Date an opinion, including a customary negative assurance letter, of Mijares, Angoitia, Cortés y Fuentes, S.C., special Mexican counsel for the Company, dated the Closing Date in form and substance satisfactory to counsel for the International Underwriters. Such opinion shall be rendered to the International Underwriters at the request of the Company and shall so state therein.

(f)            The International Underwriters shall have received on the Closing Date an opinion, including a customary negative assurance letter, of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the International Underwriters, dated the Closing Date, with respect to such matters as the International Underwriters may reasonably request.

(g)           The International Underwriters shall have received on the Closing Date an opinion, including a customary negative assurance letter, of Ritch, Mueller, Heather y Nicolau, S.C., special Mexican counsel for the International Underwriters, dated the Closing Date, with respect to such matters as the International Underwriters may reasonably request.

(j)            The International Underwriters shall have received on the Closing Date an opinion of Emmet, Marvin & Martin, LLP, U.S. counsel for the Depositary, dated the Closing Date in form and substance satisfactory to counsel for the International Underwriters.

(k)           The International Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the International Underwriters, from Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to International Underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(l)            The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and the officers, directors and shareholders listed on Schedule III, relating to restrictions on sales and certain other dispositions of shares of Common Stock or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(m)          The ADSs shall have been approved for listing on New York Stock Exchange, subject only to official notice of issuance.

(n)           The CPO Deed shall have been amended pursuant to the CPO Deed Amendment so that sufficient CPOs may be released by Nafin to evidence the Offered Securities, and approved and executed by the CNBV.

(o)           The CNBV shall have approved the updating (actualización) of the registration of the Common Stock in the Mexican National Securities Registry maintained by the CNBV, which approval shall be in full force and effect.

(p)           The Company shall have appointed, pursuant to appointment and acceptance letters and a duly notarized, irrevocable power of attorney granted under Mexican law, CSC as its process agent and CSC shall have accepted such appointment.

(q)           The several obligations of the International Underwriters to purchase Additional Securities hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)         a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)        an opinion of Jaime Pous, Chief Legal Officer and Corporate Affairs Senior Vice President for the Company, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii)       an opinion, including a customary negative assurance letter, of Shearman & Sterling LLP, outside U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv)       an opinion, including a customary negative assurance letter, of Mijares, Angoitia, Cortés y Fuentes, S.C., special Mexican counsel for the Company, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v)        an opinion, including a customary negative assurance letter, of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the International Underwriters, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(f) hereof;

(vi)       an opinion, including a customary negative assurance letter, of Ritch, Mueller, Heather y Nicolau, S.C., special Mexican counsel for the International Underwriters, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(g) hereof;

(vii)      an opinion of Emmet, Marvin & Martin, LLP, U.S. counsel for the Depositary, dated the Option Closing Date, relating to the Additional Securities to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(j) hereof;

(viii)     a letter dated the Option Closing Date, in form and substance satisfactory to the International Underwriters, from Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm, substantially in the same form and substance as the letter furnished to the International Underwriters pursuant to Section 5(k) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date; and

(ix)       such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Securities to be sold on such Option Closing Date and other matters related to the issuance of such Additional Securities.

6.             Covenants of the Company. The Company covenants with each International Underwriter as follows:

(a)           To furnish to you, without charge, two signed copies of each of the Registration Statement and the ADS Registration Statement (including exhibits thereto) and for delivery to each other International Underwriter a conformed copy of each of the Registration Statement and the ADS Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Sections 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement or the ADS Registration Statement as you may reasonably request.

(b)           Before amending or supplementing the Registration Statement, the ADS Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c)           To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)           Not to take any action that would result in an International Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the International Underwriter that the International Underwriter otherwise would not have been required to file thereunder.

(e)           If the Time of Sale Prospectus is being used to solicit offers to buy the ADSs at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the International Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the International Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)            If, during such period after the first date of the public offering of the ADSs as in the opinion of counsel for the International Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an International Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the International Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the International Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Securities may have been sold by you on behalf of the International Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

(g)           To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided, however, that nothing contained in this Section 6(g) shall require the Company to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits or to subject itself to taxation on a net income basis in any jurisdiction in which it is otherwise not so subject, other than suits and taxes arising out of the offering.

(h)           To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)            To take any action necessary to ensure that neither the Company nor the CPO Trustee, acting to satisfy the purposes of the CPO Trust is required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(j)            The Company will deliver to each International Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each International Underwriter may reasonably request in connection with the verification of the foregoing Certification.

7.             Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s U.S. counsel, the Company’s Mexican counsel and the Company’s accountants, in connection with the filing of the registration statement and delivery of the ADSs under the Securities Act and all registration and other fees or expenses in connection with the preparation and filing of the Registration Statement, the ADS Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the International Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the ADSs to the International Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the ADSs under state securities laws and all expenses in connection with the qualification of the ADSs for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the International Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all fees and expenses in connection with the preparation and filing of the registration statement on Form 8-A relating to the Common Stock and all costs and expenses incident to listing the ADSs on the New York Stock Exchange and registering the Common Stock with the Mexican National Securities Registry maintained by the CNBV, (v) the cost relating to the amendment of the CPO Deed pursuant to the CPO Deed Amendment, (vi) the cost of printing certificates representing the ADSs, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the ADSs, including, without limitation, expenses associated with the preparation or dissemination of any electronic roadshow, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement, and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution”, and the last paragraph of Section 11 below, the International Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the ADSs by them and any advertising expenses connected with any offers they may make, provided, however, that the Company agrees to reimburse the International Underwriters for any and all of their expenses up to US$250,000.

The foregoing costs and expenses will be paid by the Company to the International Underwriters promptly upon receipt by the Company of an invoice(s) from the International Underwriters setting forth in reasonable detail the items requiring reimbursement or payment.

8.             Covenants of the International Underwriters. Each International Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such International Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the International Underwriter.

9.             Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each International Underwriter, its directors, officers, employees and selling agents and each person, if any, who controls any International Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any International Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act not constituting an issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, or the Prospectus or any amendment or supplement thereto, or that arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any International Underwriter furnished to the Company in writing by such International Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by the International Underwriters through the Representatives consists of the information described as such in paragraph (b) below.

(b)           Each International Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such International Underwriter furnished to the Company in writing by such International Underwriter through you expressly for use in the Registration Statement, the ADS Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto. The Company acknowledges that the only such information furnished by any International Underwriter consists only of the statements set forth in the preliminary prospectus, Time of Sale Prospectus and the Prospectus (i) in the last sentence of the last paragraph on the cover page regarding delivery of the Firm Securities and (ii) under the heading “Underwriting” (A) in the first sentence in the third paragraph relating to the offering price of the Offered Securities and (B) in the eighth paragraph relating to stabilization transactions and short positions.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all International Underwriters and all persons, if any, who control any International Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any International Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the International Underwriters and such control persons and affiliates of any International Underwriters, such firm shall be designated in writing by the Representatives. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

(d)           To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the ADSs or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the International Underwriters on the other hand in connection with the offering of the ADSs shall be deemed to be in the same respective proportions as the net proceeds from the offering of the ADSs (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the International Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the ADSs. The relative fault of the Company on the one hand and the International Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the International Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The International Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of ADSs they have purchased hereunder, and not joint.

(e)           The Company and the International Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the International Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no International Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such International Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)            The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any International Underwriter, any person controlling any International Underwriter or any affiliate of any International Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the ADSs.

10.          Termination. The International Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to or on the Closing Date or any Option Closing Date, as the case may be, (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NASDAQ Global Market or the Mexican Stock Exchange, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Mexico shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State or Mexican authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the ADSs on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

11.          Effectiveness; Defaulting International Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the International Underwriters shall fail or refuse to purchase the ADSs that it has or they have agreed to purchase hereunder on such date, and the aggregate number of ADSs which such defaulting International Underwriter or International Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the ADSs to be purchased on such date, the other International Underwriters shall be obligated severally in the proportions that the number of Firm Securities set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Securities set forth opposite the names of all such non-defaulting International Underwriters, or in such other proportions as you may specify, to purchase the ADSs which such defaulting International Underwriter or International Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of ADSs that any International Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one-ninth of such number of ADSs without the written consent of such International Underwriter. If, on the Closing Date, any International Underwriter or International Underwriters shall fail or refuse to purchase Firm Securities and the aggregate number of Firm Securities with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Securities to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting International Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any International Underwriter or International Underwriters shall fail or refuse to purchase Additional Securities and the aggregate number of Additional Securities with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Securities to be purchased on such Option Closing Date, the non-defaulting International Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Securities to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Securities that such non-defaulting International Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting International Underwriter from liability in respect of any default of such International Underwriter under this Agreement.

If this Agreement shall be terminated by the International Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, other than by reason of a default by the International Underwriters under this Agreement, the Company will reimburse the International Underwriters or such International Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such International Underwriters in connection with this Agreement or the offering contemplated hereunder.

12.          Submission to Jurisdiction; Appointment of Agent for Service. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Deposit Agreement or the offering of the ADSs. Such parties irrevocably waive, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court, any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum and any right to which any of them may be entitled, on account of place of residence or domicile. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

The Company hereby irrevocably appoints CSC Corporation Service Company, at 19 West 44th Street, Suite 200, New York, New York 10036, as their authorized agent (“Authorized Agent”) for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such Authorized Agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

13.          Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the International Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to the International Underwriters or any person controlling the International Underwriters shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the International Underwriters or controlling person of any sum in such other currency, and only to the extent that the International Underwriters or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the International Underwriters or controlling person hereunder, the Company agrees as a separate joint and several obligation and notwithstanding any such judgment, to indemnify the International Underwriters or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the International Underwriters or controlling person hereunder, the International Underwriters or controlling person agree to pay to the Company an aggregate amount equal to the excess of the dollars so purchased over the sum originally due to the International Underwriters or controlling person hereunder.

14.           No Additional Fees. All payments to be made by the Company under this Agreement shall be paid in United States dollars and free and clear of and without deduction or withholding for or on account of, any present or future Taxes, or other levies, imposts, duties, fees, assessments or other charges or whatever nature, imposed by Mexico or by any department, agency or other political subdivision or taxing authority thereof or therein (the “Taxing Jurisdiction”), and all interest, penalties or similar liabilities with respect thereto (collectively, “Withholding Taxes”), except to the extent required by law and except if any International Underwriter shall be required to pay any taxes in Mexico as a result of it being deemed as having a permanent establishment in Mexico for tax purposes, being a resident of Mexico or otherwise being subject to taxation on a net income basis in Mexico. Except as set forth in the immediately preceding sentence, if any Withholding Taxes are required by law to be deducted or withheld in connection with such payments, the Company will increase the amount paid so that the full amount of such payment is received by the International Underwriters. In addition, the Company agrees to indemnify and hold harmless each International Underwriter, each person, if any, who controls any International Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any International Underwriter within the meaning of Rule 405 under the Securities Act, for any Taxes or Withholding Taxes imposed by any jurisdiction other than the United States or any political subdivision thereof, attributable to the transactions contemplated by this Agreement, the Deposit Agreement, the CPO Trust Agreement and the CPO Deed (including the CPO Deed Amendment).

15.          Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the ADSs, represents the entire agreement between the Company, on the one hand, and the International Underwriters, on the other, with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the ADSs.

(b)           The Company acknowledges that in connection with the offering of the ADSs: (i) the International Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the International Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the International Underwriters may have interests that differ from those of the Company. The Company waives to the fullest extent permitted by applicable law any claims it may have against the International Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the ADSs.

16.           Recognition of the U.S. Special Resolution Regimes. (a) In the event that any International Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such International Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)           In the event that any International Underwriter that is a Covered Entity or a BHC Act Affiliate of such International Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such International Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)           For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

17.          Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

18.          Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

19.          Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20.          Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the International Underwriters shall be delivered, mailed or sent to the Representatives, in care of Morgan Stanley & Co. LLC at 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department, Evercore Group L.L.C. at 55 East 52nd Street, 36th Floor, New York, New York 10055, Attention: Equity Capital Markets (or by email at ecm.prospectus@evercore.com), Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022, Attention: Equity Capital Markets department, and Citigroup Global Markets Inc. at 388 Greenwich Street, New York, New York 10013, Attention: General Counsel, facsimile number 1-646-291-1469; and if to the Company shall be delivered, mailed or sent to Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México City 01210, México, Attention: Chief Legal Officer and Corporate Affairs Senior Vice President.

Very truly yours,

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By:	/s/ Enrique J. Beltranena Mejicano
Name:	Enrique J. Beltranena Mejicano
Title:	President and Chief Executive Officer

By:	/s/ Jaime E. Pous Fernández
Name:	Jaime E. Pous Fernández
Title:	Senior Vice President Chief Legal Officer and Corporate Affairs

(Underwriting Agreement Signature Page)

Accepted as of the date hereof

Morgan Stanley & Co. LLC

Evercore Group L.L.C.

Santander Investment Securities Inc.

Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the
International Underwriters named in
Schedule I hereto

Morgan Stanley & Co. LLC

By:	/s/ Stephen Farr
Name:	Stephen Farr
Title:	Vice President

Evercore Group L.L.C.

By:	/s/ Yohan Minaya
Name:	Yohan Minaya
Title:	Managing Director

Santander Investment Securities Inc.

By:	/s/ Sonia Villela Olinto
Name:	Sonia Villela Olinto
Title:	Head of U.S. ECM, Executive Director

By:	/s/ Daniel Peñaloza
Name:	Daniel Peñaloza
Title:	Executive Director

Citigroup Global Markets Inc.

By:	/s/ John Grier
Name:	John Grier
Title:	Managing Director, Chairman of Global Industrials, Chairman of Transportation & Services

(Underwriting Agreement Signature Page)

SCHEDULE I

International Underwriter	Number of Firm Securities To Be Purchased
Morgan Stanley & Co. LLC	51,875,210
Evercore Group L.L.C.	40,926,740
Santander Investment Securities Inc.	21,435,530
Citigroup Global Markets Inc.	9,881,260
BofA Securities, Inc.	9,881,260
Total:	134,000,000

I-1

SCHEDULE II

Time of Sale Prospectus

1.	Preliminary Prospectus issued December 7, 2020

2.	Orally communicated pricing information

II-1

SCHEDULE III

Parties Subject to Lock-up

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Blue Sky Investments, S.à r.l.

Indigo LatAm LP

Long Bar LatAm, LLC

Long Bar LatAm II LP

Indigo Mexico Cöoperatief U.A.

Brian H. Franke

William A. Franke

Harry F. Krensky

Alfonso González Migoya

José Luis Fernández Fernández

Joaquín Alberto Palomo Déneke

John A. Slowik

Enrique Javier Beltranena Mejicano

Marco Baldocchi Kriete

Stanley L. Pace

William Dean Donovan

Ricardo Maldonado Yáñez

Guadalupe Phillips Margain

Mónica Aspe Bernal

Holger Blankenstein

José Luis Suárez Durán

Jaime Esteban Pous Fernández

III-1

Carlos Alberto González López

María Elena Rodríguez

Mario Enrique Geyne Pliego

Omar Carrera Márquez

Wei Jin

Mario Federico Cantón Ozcariz

Alejandro Alba Molina

Daniel Gelemovich Torenberg

Carolyn Prowse

Marco Antonio Abaunza

Ronny Arturo Rodríguez

Armando Furio Carballo

Mauricio Morán

Martín Guillermo González

José Alfonso Lozano

Juliana Angarita

Mauricio Horcasitas Blasco

Rubén Lozano Guerrero

Miguel Aguíñiga Rodríguez

Jimmy Zadigue

Bertha Alicia Gerardo Serrano

Miguel Angel Vera Mendieta

Benjamín Lira Nuñez

III-2

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

December 8, 2020

Morgan Stanley & Co. LLC

Evercore Group L.L.C.

Santander Investment Securities Inc.

as Representatives of the several
Underwriters to be named in the
within-mentioned Underwriting Agreement

c/o	Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

c/o	Evercore Group L.L.C.
55 East 52nd Street
New York, New York 10055

c/o	Santander Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), Evercore Group L.L.C. (“Evercore”) and Santander Investment Securities Inc. (“Santander”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (“Mexico”), providing for the public offering (the “International Public Offering”) by the several International Underwriters to be named in the Underwriting Agreement (the “International Underwriters”), of the Company’s Series A common stock (the “Common Stock”) represented by Certificados de Participación Ordinaria (the “CPOs”, each representing a financial interest in one share of Common Stock), in the form of American Depositary Shares (the “ADSs” and, together with the Common Stock, the CPOs and the Company’s Series B common stock, the “Securities”).

To induce the International Underwriters that may participate in the International Public Offering to continue their efforts in connection with the International Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley, Evercore and Santander on behalf of the International Underwriters, it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending [●]1 days after the date of the final prospectus relating to the International Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Securities beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for any Securities, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise or (3) file any registration statement with the Securities and Exchange Commission (the “Commission”) or the Mexican National Banking and Securities Commission (the “Comisión Nacional Bancaria y de Valores” or the “CNBV”) relating to the offering of any Securities or any securities convertible into or exercisable or exchangeable for any Securities. The foregoing sentence shall not apply to (a) transactions relating to Securities or other securities acquired in open market transactions after the completion of the International Public Offering, (b) transfers of Securities (or any security convertible into any Securities) as a bona fide gift, or (c) distributions of Securities (or any security convertible into any Securities) to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of this agreement, or (d) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Securities, provided that such plan does not provide for the transfer of Securities during the [●]-day restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley, Evercore and Santander on behalf of the International Underwriters, it will not, during the period commencing on the date hereof and ending [●] days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for any Securities. In addition, the undersigned hereby waives any and all notice requirements and right to compel registration under the Securities Act of 1933, as amended, of securities pursuant to any agreement, understanding, security or otherwise, including any registration rights agreement to which the undersigned and the Company may be party; provided that such waiver shall apply only to the proposed International Public Offering and any other action taken by the Company in connection with the proposed International Public Offering.

During the [●]-day restricted period only, the undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Securities (or any other securities so owned convertible into or exercisable or exchangeable for any Securities) except in compliance with the foregoing restrictions.

1 NTD: To be updated depending on signatory. In the case of insiders, lock up will be for 75 days. In the case of the Company and management, lock up will be for 90 days.

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If the undersigned is an officer or director of the Company, (1) Morgan Stanley, Evercore and Santander each agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of any Securities, Morgan Stanley, Evercore and Santander will notify the Company of the impending release or waiver, and (2) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Morgan Stanley, Evercore and Santander hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned understands that the Company and the International Underwriters are relying upon this agreement in proceeding toward consummation of the International Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges that whether or not the International Public Offering actually occurs depends on a number of factors, including market conditions. The undersigned further acknowledges that any International Public Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the International Underwriters.

Notwithstanding anything herein to the contrary, provisions of this letter shall be of no further force or effect if (1) prior to payment for and delivery of any CPOs in the form of ADSs in the International Public Offering, the Company (A) withdraws the registration statement registering the shares of Common Stock and CPOs (the “Registration Statement”) or (B) deregisters all of the securities covered by the Registration Statement, (2) the Underwriting Agreement is executed but terminated (other than with respect to those provisions of the Underwriting Agreement which, by its terms, survive such termination) prior to payment for and delivery of any of the CPOs in the form of ADSs, or (3) the closing of the International Public Offering has not occurred prior to December 18, 2020.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

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Very truly yours,

Name:
Address:

(Signature page to the Lock-Up Agreement)

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